Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

PUBLICATION OF UK ANNUAL REPORT AND NOTICE OF ANNUAL GENERAL MEETING

Oxford, UK, 1 June 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and C. difficile infection, announces that its Annual Report and Accounts for the year ended 31 January 2015, together with the Notice of Annual General Meeting have today been posted to shareholders. Copies of both documents are available on the Company’s website, www.summitplc.com.

The Annual General Meeting will be held at 1:30pm BST on Tuesday, 14 July 2015 at the offices of Fasken Martineau LLP, 17 Hanover Square, London, W1S 1HU, UK.

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About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics
Glyn Edwards / Richard Pye (UK office) Erik Ostrowski (US office)	Tel:	+44 (0) 1235 443 951 +1 617 294 6607

Cairn Financial Advisers LLP
(Nominated Adviser) Liam Murray / Tony Rawlinson	Tel:	+44 (0) 20 7148 7900

N+1 Singer
(Broker) Aubrey Powell / Jen Boorer	Tel:	+44 (0) 20 7496 3000

MacDougall Biomedical Communications
(US media contact)	Tel:	+1 781 235 3060
Michelle Avery	mavery@macbiocom.com

Peckwater PR
(Financial public relations, UK)	Tel:	+44 (0) 7879 458 364
Tarquin Edwards	tarquin.edwards@peckwaterpr.co.uk